EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
Acumed Pharmaceuticals, Inc.	Delaware
Ara Pharmaceuticals, Inc.	Delaware
Boston Life Sciences International, Inc.	Delaware
Coda Pharmaceuticals, Inc.	Delaware
Neurobiologics, Inc.	Delaware
ProCell Pharmaceuticals, Inc.	Delaware